

13002444

NO Act

P.E. 1/16/13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 14 2013

Washington, DC 20549

March 14, 2013

Beverly L. O'Toole
The Goldman Sachs Group, Inc.
beverly.otoole@gs.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-14-13

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 16, 2013

Dear Ms. O'Toole:

This is in response to your letters dated January 16, 2013, February 25, 2013, and February 26, 2013 concerning the shareholder proposal submitted to Goldman Sachs by the Needmor Fund. We also have received a letter on the proponent's behalf on February 21, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Timothy Smith
Walden Asset Management
tsmith@bostontrust.com

March 14, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 16, 2013

The proposal requests that the board authorize the preparation of a report on lobbying contributions and expenditures that contains information specified in the proposal.

We are unable to concur in your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Goldman Sachs' public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Goldman Sachs may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(12). In our view, the proposal does not deal with substantially the same subject matter as the proposals included in the company's 2009 or 2010 proxy materials. We express no position on whether the proposal deals with substantially the same subject matter as the proposals included in the company's 2011 or 2012 proxy materials. Accordingly, we do not believe that Goldman Sachs may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(12).

Sincerely,

Jessica Dickerson
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

February 25, 2013 (Revised February 26, 2013)

Via E-Mail to shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Request to Omit Shareholder Proposal of The Needmor Fund

Ladies and Gentlemen:

This letter relates to the request dated January 16, 2013 (the "Initial Request Letter") submitted by The Goldman Sachs Group, Inc. (the "Company") seeking confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal received from The Needmor Fund from the Company's 2013 Proxy Materials.[1] On behalf of the Proponent, Timothy Smith submitted a letter to the Staff on February 21, 2013 (the "Response Letter") responding to the Initial Request Letter. Electronic copies of this letter are being sent concurrently to the Proponent and its representatives.

The Response Letter asserts that a recent no-action letter, *Bank of America Corp.* (Feb. 15, 2013), represents a change in the Staff's position that proposals relating to political spending disclosure and lobbying disclosure deal with "substantially the same subject matter" under Rule 14a-8(i)(12).[2] We respectfully submit that we believe that the Response Letter misinterprets the *Bank of America Corp.* letter, and in fact, that the recent Staff position in *Pfizer, Inc.* (Jan. 9, 2013) is directly on point.

The facts in the *Bank of America Corp.* letter presented a different situation than that found here. As the proponent of the shareholder proposal in *Bank of America Corp.* pointed out,

1 All capitalized terms used, but not otherwise defined, in this letter have the same meanings ascribed to them in the Initial Request Letter.

2 In fact, the Response Letter "acknowledge[s] the correctness" of the Company's position, based on existing Staff guidance and precedent no-action letters, that the Proposal may be excluded under Rule 14a-8(i)(12)(iii) because it deals with substantially the same subject matter as the Past Proposals that did not receive the necessary support for resubmission.

one proposal sought to "end" political spending in elections and referenda while the second requested public disclosure of lobbying and political spending. As set forth in the Initial Request Letter, the current Proposal as well as all of the Past Proposals relate to the disclosure of political contributions and expenditures, including payments made to trade associations.

By comparison, in *Pfizer, Inc.* the Staff concurred in the exclusion of a proposal seeking disclosure of the company's lobbying policies and expenditures as substantially similar to past proposals seeking disclosure of contributions to, among other things, political campaigns, political parties, and attempts to influence legislation. Notably, the Staff reached its conclusion in *Pfizer, Inc.* over the shareholder's argument that disclosure of political contributions is meaningfully different from disclosure of lobbying policies and expenditures.

Accordingly, the Company continues to believe that the Proposal may be excluded from the 2013 Proxy Materials for the reasons set forth in the Initial Request Letter and respectfully renews its request that the Staff concur in this view. Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact me (212-357-1584; Beverly.OToole@gs.com). Thank you again for your attention to this matter.

Very truly yours,



Beverly L. O'Toole

cc: Daniel Stranahan, The Needmor Fund
Timothy Smith, Walden Asset Management

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman
Sachs

February 25, 2013

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Request to Omit Shareholder Proposal of The Needmor Fund

Ladies and Gentlemen:

This letter relates to the request dated January 16, 2013 (the "Initial Request Letter") submitted by The Goldman Sachs Group, Inc. (the "Company") seeking confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal received from The Needmor Fund from the Company's 2013 Proxy Materials.[1] On behalf of the Proponent, Timothy Smith submitted a letter to the Staff on February 21, 2013 (the "Response Letter") responding to the Initial Request Letter. Electronic copies of this letter are being sent concurrently to the Proponent and its representatives.

The Response Letter asserts that a recent no-action letter, *Bank of America Corp.* (Feb. 15, 2013), represents a change in the Staff's position that proposals relating to political spending disclosure and lobbying disclosure deal with "substantially the same subject matter" under Rule 14a-8(i)(12).[2] We respectfully submit that we believe that the Response Letter misinterprets the

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1 All capitalized terms used, but not otherwise defined, in this letter have the same meanings ascribed to them in the Initial Request Letter.

2 In fact, the Response Letter "acknowledge[s] the correctness" of the Company's position, based on existing Staff guidance and precedent no-action letters, that the Proposal may be excluded under Rule 14a-8(i)(12)(iii) because it deals with substantially the same subject matter as the Past Proposals that did not receive the necessary support for resubmission.

The facts in the *Bank of America Corp.* letter presented a different situation than that found here. As the proponent of the shareholder proposal in *Bank of America Corp.* pointed out, one proposal sought to "end" political spending in elections and referenda while the second requested public disclosure of lobbying and political spending. As set forth in the Initial Request Letter, the current Proposal as well as all of the Past Proposals relate to the disclosure of political contributions and expenditures, including payments made to trade associations.

By comparison, in *Pfizer, Inc.* the Staff concurred in the exclusion of a proposal seeking disclosure of the company's lobbying policies and expenditures as substantially similar to past proposals seeking disclosure of contributions to, among other things, political campaigns, political parties, and attempts to influence legislation. Notably, the Staff reached its conclusion in *Pfizer, Inc.* over the shareholder's argument that disclosure of political contributions is meaningfully different from disclosure of lobbying policies and expenditures.

Accordingly, the Company continues to believe that the Proposal may be excluded from the 2013 Proxy Materials for the reasons set forth in the Initial Request Letter and respectfully renews its request that the Staff concur in this view. Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact me (212-357-1584; Beverly.OToole@gs.com). Thank you again for your attention to this matter.

Very truly yours,



Beverly L. O'Toole

cc: Daniel Stranahan, The Needmor Fund
Timothy Smith, Walden Asset Management

SC1:3383270.1C



Walden Asset Management

Advancing sustainable business practices since 1975

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group Inc. –
Request to Omit Shareholder Proposal of The Needmor Fund

Ladies and Gentlemen:

I write in response to the January 16, 2013 letter from Beverly O'Toole, Associate General Counsel of Goldman Sachs Group, seeking No Action support by the Securities and Exchange Commission ("SEC") allowing the omission of a shareholder proposal sponsored by the Needmor Fund.

The Needmor Fund is a client of Walden Asset Management, Thus I am responding on their behalf.

The Needmor Fund sponsored a shareholder proposal for the 2013 proxy seeking disclosure of lobbying information as they did last year.

The Goldman Sachs Group letter argues that the Needmor Fund proposal deals with "substantially the same subject matter" as other proposals voted on in the past five years.

The Goldman Sachs Group letter hinges on the argument that shareholder resolutions seeking political spending disclosure (filed in 2009, 2010 and 2011) are substantially the same as the Needmor Fund proposal seeking disclosure of lobbying information.

We acknowledge the correctness of the Goldman Sachs comment (page 4), that "the Staff has concluded numerous times in recent years that proposals regarding political contributions and proposals regarding lobbying were substantially duplicative" and thus companies, which included a political spending proposal, did not need to include a lobbying proposal.

While this was the Staff's position last year, we believe there is new information which highlights the very real differences between lobbying and the political

A Division of Boston Trust & Investment Management Company
One Beacon Street Boston, Massachusetts 02108 617.726.7250 Fax: 617.227.2690

spending issue and that the Staff may have recently revised its thinking on the "substantially the same" argument.

If indeed these two issues are substantially different, then the Goldman Sachs recitation of the votes on these two different topics is not decisive.

Recently a Staff decision was made public in a February 15, 2013 SEC letter from Ted Yu, Senior Special Counsel, dealing with two shareholder resolutions to Bank of America, one on lobbying disclosure and another seeking a policy on contributions for political spending.

Mr. Yu and Matt McNair stated "we are unable to concur in your view that the Bank of America may exclude the proposal under rule 14a-8 (:) (11) noting the proposal does not substantially duplicate the proposal submitted by the Longview Fund on lobbying."

We believe this new SEC ruling acknowledges the very real difference between the issues of political spending and lobbying.

There are two very different sets of legal regulations governing the two issues. While companies are required to provide quarterly reports to the Senate listing lobbying expenditures there is no such disclosure required of a company of political spending expenditures.

Over 100 major companies have decided to disclose details of their political spending. But this is voluntary in nature and there is no legal requirement to do so. It is the opposite for company lobbying expenditures which must be disclosed by law.

Thus we believe Goldman Sachs argument that the votes on political spending can be "counted" against the two year of votes on lobbying is incorrect.

Substantially Implemented -

Goldman Sachs goes onto argue that the proposal seeking lobbying disclosure has been "substantially implemented".

While Goldman Sachs, as have many other companies, have been on a gradual learning curve and have expanded their political spending disclosure and begun to disclose certain information regarding lobbying, the central thrust of the proposal is far from implemented.

The company now discloses expanded information on how top management and the Board provide oversight of lobbying "including membership fees and dues in excess of $30,000."

We are pleased to learn more about the Goldman Sachs oversight process. But here the disclosure ends here and provides no specific information to investors.

The resolution specifically seeks payments used for "direct or indirect lobbying" in each case the amount of the payment and recipient.

The resolution request is clear and specific.

But the company refuses to disclose information in response namely the Trade Associations they belong to, the payments made to those Trade Associations and the percentage of dues and other payments spent on lobbying.

Since many financial institutions have worked through trade associations challenging things like the CFPB, parts of Dodd Frank, it is key to have such lobbying detail disclosed.

Sincerely,



Timothy Smith
Senior Vice President
Director of Shareowner Engagement

Cc: Beverly O'Toole, Goldman Sachs
Daniel Stranahan, The Needmor Fund

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman
Sachs

January 16, 2013

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. –
Request to Omit Shareholder Proposal of The Needmor Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2013 Annual Meeting of Shareholders (together, the "2013 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from The Needmor Fund (the "Proponent"). The full text of the Proposal and all other relevant correspondence with the Proponent are attached as Exhibit A.

The Company believes it properly may omit the Proposal from the 2013 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2013 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the

Proponent as notification of the Company's intention to omit the Proposal from the 2013 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

> *Resolved, the shareholders of Goldman Sachs request the Board authorize the preparation of a report, updated annually, disclosing:*
>
> *1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.*
>
> *2. Payments by Goldman Sachs used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.*
>
> *3. Goldman Sachs membership in and payments to any tax-exempt organization that writes and endorses model legislation.*
>
> *4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.*
>
> *For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Goldman Sachs is a member.*
>
> *Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.*
>
> *The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.*

The full text of the Proposal, supporting statement and all other correspondence with the Proponent are attached as Exhibit A.

II. Reasons for Omission

The Company believes that the Proposal properly may be excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(i)(12)(iii), because it deals with substantially the same subject matter as prior proposals that did not receive the necessary support for resubmission; and

- Rule 14a-8(i)(10), because the Proposal already has been substantially implemented through the Company's publicly available Statement on Policy Engagement and Political Participation (the "Policy Statement").

A. The Proposal may be excluded under Rule 14a-8(i)(12)(iii) because it deals with substantially the same subject matter as prior proposals that did not receive the necessary support for resubmission.

Rule 14a-8(i)(12)(iii) permits the exclusion of a shareholder proposal that deals with "substantially the same subject matter" as other proposals that have been previously included in a company's proxy materials at least three times within the preceding five calendar years and received less than 10% of votes cast on its last submission to shareholders. The Commission has indicated that the requirement in Rule 14a-8(i)(12) that the proposals must deal with "substantially the same subject matter" does not mean that the previous proposals and the current proposal must be identical. Rather, the proposals must deal with "substantially the same subject matter." *Release No. 34-20091, Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, [1983-1984 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,417, at 86,205 (Aug. 16, 1983) ("*Release No. 34-20091*"). In particular, the Commission has indicated that decisions to exclude a shareholder proposal on the basis of Rule 14a-8(i)(12) will be driven by the "substantive concerns raised by a proposal rather than the specific language or actions proposed [by the proposal]." *Id.* at 86,206.

In applying this standard, the Staff has focused on the substantive concerns raised by the proposals as the essential consideration. Accordingly, the Staff has concurred with the exclusion of a proposal under Rule 14a-8(i)(12) when it raises similar issues with corporate spending for political purposes that were raised by prior proposals, even if the subsequent proposal would have the company take different actions or uses different language. *See, e.g., Bank of America Corp.* (Feb. 25, 2005) (permitting exclusion of proposal seeking disclosure of "all political and charitable contributions" on company's website as substantially similar to past proposals to "refrain from making direct charitable contributions" and to "adopt a policy that no contribution to any political movement or entity shall be made" by the company); *AT&T Corp. (Southwest Ohio District Council of Carpenters)* (Feb. 17, 1998) (permitting exclusion of proposal seeking "written contribution guidelines" and "[c]omprehensive political contribution reporting" on the company's "political 'soft dollar' or 'soft money' contribution[s]" as substantially similar to past proposals to publish a report detailing all political contributions within the preceding year in national newspapers).

In *Bank of America Corp.* (Jan. 11, 2007), the proposal requested regular reporting of, among other things, the company's "[p]olicies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds," monetary and nonmonetary "contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities," and the "internal guidelines or policies, if any, governing the [c]ompany's political contributions and expenditures." Prior proposals included in the company's proxies, however, had sought a detailed statement of direct and indirect contributions "in respect of a political campaign [or] political party . . . or attempts to influence legislation." The Staff concurred that these proposals dealt with substantially the same subject matter under Rule 14a-8(i)(12). Significantly, the Staff did so over the proponent's arguments that references to "amounts paid to entities such as trade associations that are used for political purposes" and "the process by which Bank of America's management decides to make political contributions" meaningfully distinguished its proposal from the prior proposals.

Four prior proposals (each, a "Past Proposal")[1] included in the Company's proxy statements for the 2009–2012 Annual Meetings of Shareholders deal with "substantially the same subject matter" as the Proposal—namely, detailed disclosure regarding the Company's political expenditures, including payments made to trade associations that lobby on the Company's behalf. More specifically:

- the 2012 Past Proposal was basically identical to the current Proposal, with the only differences being immaterial word choice and placement of definitions;
- the 2011 Past Proposal, like the current Proposal, sought regular reporting on the Company's "[p]olicies and procedures for expenditure made with corporate funds to trade associations and other tax-exempt entities that are used for political purposes" as well as an accounting of indirect monetary and non-monetary political expenditures;
- the 2010 Past Proposal requested regular, public accountings of the Company's "political contributions and expenditures" as a general matter, while its supporting statement clarified that the proposal "asks the Company to disclose all of its political contributions, including payments to trade associations and other tax exempt organizations"; and
- the 2009 Past Proposal requested regular reporting on the Company's political spending and its "[p]olicies and procedures for political contributions and expenditures (both direct and indirect)," again with a particular emphasis in the supporting statement on "payments to trade associations used for political activities."

Furthermore, each of the Past Proposals (like the current Proposal) explicitly was intended to apply to expenditures at the federal, state, and local levels. Similarly, all of the supporting statements to the Past Proposals (again like the current Proposal) focused on transparency and accountability for corporate spending on political related activities.

In addition, we note that the Staff has concluded numerous times in recent years that proposals regarding political contributions and proposals regarding lobbying were substantially duplicative of one another for purposes of exclusion under Rule 14a-8(i)(11). For example, in each of the following no-action letters, the Staff permitted the company to exclude a lobbying proposal substantively similar to the current Proposal from the company's proxy materials because the company already was including a proposal similar to the 2010 and 2009 Past

[1] Copies of the Past Proposals, including their supporting statements, are attached as Exhibit B.

Proposals: *JPMorgan Chase & Co.* (Feb. 24, 2012) (permitting exclusion of proposal requesting report on "policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations" and on "[m]embership in and payments to any tax-exempt organization that writes and endorses model legislation" as duplicative of earlier proposal requesting report on "[p]olicies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds"); *WellPoint, Inc.* (Feb. 24, 2012) (same); *Citigroup Inc.* (Jan. 28, 2011) (permitting exclusion of proposal requesting report on "[p]olicies and procedures for lobbying contributions and expenditures (both direct and indirect) made with corporate funds and payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications" as duplicative of earlier proposal requesting report on "[p]olicies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds").

Given this analogous precedent under Rule 14a-8(i)(11) and the numerous similarities among the current and Past Proposals mentioned above, the Company believes that the Proposal clearly shares the same "substantive concerns" raised by each of the Past Proposals—i.e., political spending, including lobbying expenditures and payments to trade associations that lobby on the Company's behalf.

As reported in the Company's Form 8-K dated May 4, 2012, the 2012 Proposal received approximately 8.4% of the votes cast at the 2012 Annual Meeting of Shareholders. Because the Proposal concerns "substantially the same subject matter" as four prior proposals in the last five years, and because the last such proposal to be submitted to shareholders received less than 10% of the votes cast, we respectfully request that the Staff concur in our views that the Company may omit the Proposal from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(12)(iii).

B. The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it already has been substantially implemented through the Company's publicly available Policy Statement.

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal "[i]f the company has already substantially implemented the proposal." This exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *Release No. 34-12598, Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, [1976-77 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 80,634, at 86,600 (Jul. 7, 1976) (regarding predecessor to Rule 14a-8(i)(10)). Although the predecessor to the current rule required that a proposal be "fully effected" by the company in order to be excludable, the Commission has since made clear that substantial implementation requires less than this. *Release No. 34-20091*, at 86,205. Instead, the Staff has stated that a proposal is considered substantially implemented if the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). The Staff has consistently interpreted this to mean that a company has substantially implemented a proposal when it has put in place policies and procedures addressing the proposal's underlying concern or implementing its essential objective. *See, e.g., Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007). Furthermore, the company need not take the exact action requested and the company may exercise discretion in implementation without losing the right to exclude the proposal. *McKesson Corp.* (Apr. 8, 2011). Accordingly, even if a company has not implemented every detail of a proposal, the proposal still may be excluded provided that the company has *substantially* implemented it.

The Proposal requests a report to shareholders on various matters related to direct or indirect lobbying and to grassroots lobbying communications undertaken by or (in the case of indirect lobbying) on behalf of the Company. The Company, however, already provides extensive transparency into its legislative and regulatory public policy advocacy activities through its Policy Statement, a copy of which is attached as Exhibit C and is posted on the Company's public website.[2] As detailed below, the Company's Policy Statement responds to the underlying concern and implements the essential objective of the proposed report. As such, the content of the Policy Statement and its publication on the Company's public website confirms that the Company's policies, practices and procedures compare favorably with the guidelines of the Proposal.

As a threshold matter, to the extent that any of the specific topics of the Proposal requests information regarding the Company's grassroots lobbying communications, the Policy Statement explicitly provides that the Company has "not structured or facilitated any active 'grassroots lobbying' efforts to date; however, if we do so, we commit to publicly disclosing related expenditures . . . ." Because the Company simply does not engage in any grassroots lobbying communications, this provision of the Policy Statement fully implements the Proposal's requests for more granular information on this topic. Moreover, the Company's commitment to provide additional disclosure if it engages in grassroots lobbying in the future satisfies the Proposal's request for annual updates. Therefore, the existing Policy Statement addresses all of the Proposal's requests regarding grassroots lobbying communications. Accordingly, the remainder of this letter addresses the Proposal's specific requests only as they relate to direct and indirect lobbying.

Two specific topics requested for inclusion in the proposed report generally relate to one another: disclosure of "Company policy and procedures governing lobbying" and a "[d]escription of the decision making process and oversight by management and the Board." The Company's Policy Statement already provides information on both these topics. For example, under the heading "Identification of Public Policy Priorities and Advocacy," the Policy Statement states that policy staff in the Company's Office of Government Affairs "coordinat[e] our global public policy priorities" in conjunction with "our business unit leadership and our Compliance and Legal departments" and vet those priorities and all "related advocacy efforts with senior management." This portion of the Policy Statement further defines the Company's priorities for 2013 and the Company's rationales for choosing them.[3] In the preamble, the Policy

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2 http://www.goldmansachs.com/investor-relations/corporate-governance/corporate-governance-documents/political-statement-1-13.pdf

3 Specifically, the Policy Statement indicates that the Company selects issues that "we believe foster global economic growth, promote financial stability and improve communities and society."

Statement also notes that "our Board is apprised of and engaged in the policy issues and our efforts in this regard." In particular, the Policy Statement provides that "our Board's Corporate Governance, Nominating and Public Responsibilities Committee reviews an annual report regarding our lobbying expenditures." As to trade association membership in particular, the Policy Statement indicates that a "comprehensive report on our memberships, including membership fees and dues paid in excess of $30,000, is reviewed by our Executive Vice President, Chief of Staff and Secretary to the Board and by our Board's Corporate Governance, Nominating and Public Responsibilities Committee on an annual basis." In these ways, the Policy Statement already provides comprehensive disclosure about the Company's policies, procedures, and internal oversight regarding the Company's direct and indirect lobbying efforts.

The Company's practices and expectations with regard to publication of our Policy Statement substantially satisfy the Proposal's request for the report to be "updated annually." In January 2012, our Policy Statement was updated to, among other things, set forth the Company's principal public policy priorities for 2012. In January 2013, a further updated version was published, setting forth the Company's principal public policy priorities for 2013. The Company is committed to continued transparency with regard to disclosure of our public policy priorities and intends to update the Policy Statement in the future as appropriate to communicate relevant changes in priorities.

By comparison, in *Exxon Mobil Corp.* (Mar. 23, 2009), the Staff concurred in the exclusion of a similarly worded proposal requesting information about, among other things, "[p]olicies and procedures for political contributions" where the company posted its "Political Activities Policy" and "Political Activities Guidelines" to its public website. Those two documents, which remain available on Exxon Mobil's website,[4] describe the company's "policies and procedures" for political contributions by disclosing in a generalized manner various types of political contributions the company was and was not authorized to make with approval of the company's chairman. Our Policy Statement, which provides detailed information about the Company's specific policy goals, the rationales for choosing them, and the procedures by which they are chosen, clearly sufficiently addresses the underlying concern and essential objective of these aspects of the Proposal.

The Proposal also requests disclosure of payments used for direct and indirect lobbying. The Policy Statement provides that "[a]ll federal lobbying costs and the issues to which they relate are disclosed in the United States under the Lobbying Disclosure Act" and directly links to the U.S. Senate's searchable database containing all of the Company's quarterly disclosures in this regard. We note that, in requesting "[p]ayments by Goldman Sachs *used for* . . . indirect lobbying"—*i.e.*, as defined by the Proposal, "lobbying engaged in by a trade association or other organization of which Goldman Sachs is a member"—the Proposal does not request disclosure of all payments made by the Company to trade associations. Rather, it seeks disclosure of that portion of payments to trade associations actually "used for" lobbying. As indicated in the

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4 *See* Exxon Mobil, Political Activities Policy & Political Activities Guidelines, http://www.exxonmobil.com/Corporate/Files/Corporate/political_activities_guidelines.pdf (last visited Dec. 6, 2012).

Policy Statement, the Company's quarterly reports under the Lobbying Disclosure Act include trade association dues attributable to lobbying efforts.

There are numerous precedents where the Staff has permitted the exclusion of shareholder proposals that have been substantially implemented through compliance with applicable laws and regulations. *See, e.g., Verizon Communications Inc.* (Feb. 21, 2007) (proposal that company disclose relationship between each independent director and the company that the board considered when determining such director's independence is excludable as substantially implemented because Item 407 of Regulation S-K requires disclosure of each nominee for director that is independent under stock exchange standards and the transactions considered by board in reaching that conclusion); *Eastman Kodak Co.* (Feb. 1, 1991) (proposal that company disclose in annual report all fines paid for violating environmental laws is excludable as substantially implemented because Item 103 of Regulation S-K requires disclosure of all fines exceeding $100,000). The Company believes that the disclosure required by the Lobbying Disclosure Act compares favorably to the disclosure called for by the Proposal. More broadly, viewing the Proposal as a whole, the Company believes that it has substantially implemented the essential objective of the Proposal.

We recognize that, in *Abbott Laboratories* (Feb. 8, 2012), the Staff declined to concur with the exclusion of a similar shareholder proposal based on Rule 14a-8(i)(10). Nevertheless, that precedent is distinguishable based on the disclosure that Abbott Laboratories provided on its website.[5] Whereas our Policy Statement, as discussed above, provides thorough disclosure on the Company's process, policies and oversight regarding lobbying expenditures, Abbott provided only general and "high level" disclosure in these areas. For example, Abbott disclosed that its "public policy engagement is guided by" principles of "transparency" and "pursu[ing] activities that shape policies to benefit patients, with a focus on improving patient access to new medical advances." Similarly, Abbott disclosed that its Federal Government Affairs office "is responsible for advocacy activities" at the federal level and that a board committee "reviews an annual report of our advocacy priorities," but without further elaboration in either case. Our Policy Statement, in contrast, provides greater detail to shareholders about what our priorities are, how they are determined year-over-year, and who within the Company participates in that determination. Furthermore, to the extent that both the proposal at issue in *Abbott Laboratories* and the Proposal here request disclosure of "oversight by *management and* the Board" regarding payments made to trade associations, we note that Abbott disclosed that only a board committee reviewed such a report, whereas our Policy Statement provides that a comprehensive annual report on the Company's trade association memberships and dues "is reviewed by our *Executive Vice President, Chief of Staff and Secretary to the Board and* by our Board's Corporate Governance, Nominating and Public Responsibilities Committee on an annual basis" (emphasis added). (This is in addition to the annual report on lobbying expenditures reviewed by our Board's Corporate Governance, Nominating and Public Responsibilities Committee.) In sum,

---

5 *See* Abbott Laboratories, Corporate Political Participation, http://www.abbott.com/global/url/content/en_US/70.20.35:35/general_content/General_Content_00170.htm (last visited Dec. 6, 2012).

the particularized information that the Company already provides distinguishes this case from the Staff's determination in *Abbott Laboratories*.

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(10).

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact me (212-357-1584; Beverly.OToole@gs.com). Thank you for your attention to this matter.

Very truly yours,



Beverly L. O'Toole

Attachments

cc: Daniel Stranahan, The Needmor Fund (via overnight mail)
Timothy Smith, Walden Asset Management (via email)

Exhibit A

50 South La Salle Street
Chicago, Illinois 60603
(312) 557-2000



Northern Trust

December 3, 2012

To Whom It May Concern:

The Northern Trust acts as trustee for **Needmor Fund** and custodies the assets at Northern Trust. Walden Asset Management acts as the manager for this portfolio.

We are writing to verify that **Needmor Fund** currently owns **100** shares of **The Goldman Sachs Group Inc. (Cusip #38141G104).** We confirm that **Needmor Fund** has beneficial ownership of at least $2,000 in market value of the voting securities of **The Goldman Sachs Group Inc.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact (name of contact) directly.

Sincerely,

Laura O'Sullivan, Vice President

THE NEEDMOR FUND

December 3, 2012

Mr. John Rogers
Secretary to the Board
The Goldman Sachs Group Inc.
200 West Street
New York, NY 10282-2198

Dear Mr. Rogers:

The Needmor Fund holds 100 shares of Goldman Sachs stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value. Furthermore we believe that lobbying disclosure is an important part of good governance.

Therefore, we are filing the enclosed shareholder proposal as the "primary filer" for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and have been a continuous shareholder for more than one year of $2,000 worth of Goldman Sachs stock and will continue to hold $2,000 market value of the requisite number of Goldman Sachs shares. We will be pleased to provide proof of ownership upon request from our sub-custodian, a DTC participant.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

We look forward to your response and dialogue in this issue.

Sincerely,



Daniel Stranahan
Chair – Finance Committee

Encl.

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

Goldman Sachs Lobbying Disclosure

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and therefore have strong interest in full disclosure of our company's lobbying to assess whether it is in the best interests of shareholders and long-term stockholder value.

Resolved, the shareholders of Goldman Sachs request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Goldman Sachs used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Goldman Sachs membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Goldman Sachs is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Absent a system of accountability, company assets could be used for objectives contrary to Goldman Sachs long term interests. For example, Goldman's contributions to a Chamber of Commerce foundation critical of federal regulation drew negative publicity ("Top Corporations Aid U.S. Chamber of Commerce Campaign," *New York Times,* October 21, 2010).

Goldman Sachs does not disclose its trade association payments nor the portions used for lobbying on its website. Yet these organizations lobby heavily on vitally important financial issues.

We believe that it is important for companies like Goldman Sachs, which are so active in the political process to disclose both direct and indirect ways they work to influence public policy. We are perplexed about why Goldman Sachs would keep secret the trade associations they belong to and how they lobby through them.

Goldman Sachs spent approximately $11.6 million in 2010 and 2011 and three quarters of 2012 on direct federal lobbying activities, according to disclosure reports (*Senate Records*). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence legislation or regulation in states that do not require disclosure.

Exhibit B

THE NEEDMOR FUND

November 29, 2011

Mr. John Rogers
Secretary to the Board
The Goldman Sachs Group Inc.
200 West Street
New York, NY 10282-2198

Dear Mr. Rogers:

The Needmor Fund holds 100 shares of Goldman Sachs stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value. Furthermore we believe that lobbying disclosure is an important part of good governance.

Therefore, we are filing the enclosed shareholder proposal as the "primary filer" for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and have been a continuous shareholder for more than one year of $2,000 worth of Goldman Sachs stock and will continue to hold $2,000 market value of the requisite number of Goldman Sachs shares. We will be pleased to provide proof of ownership upon request from our sub-custodian, a DTC participant.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

We look forward to your response and dialogue in this issue.

Sincerely,

Daniel Stranahan
Chair – Finance Committee

Encl.

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of Goldman's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of The Goldman Sachs Group, Inc. ("Goldman")request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure; and
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders. For example, Goldman's contributions to a Chamber of Commerce foundation critical of federal regulation drew negative publicity ("Top Corporations Aid U.S. Chamber of Commerce Campaign,"*New York Times*, October 21, 2010).

Goldman spent approximately $7.44 million in 2009 and 2010 on direct federal lobbying activities, according to disclosure reports(*U.S. Senate Office of Public Records*).This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation.

Such expenditures and contributions can potentially involve the company in controversies posing reputational risks.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

December 7, 2010


John Rogers
DEC - 8 2010
Received

John F.W. Rogers
Secretary of the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Via United Parcel Service

Re: Shareholder Proposal Regarding Corporate Political Contributions

Dear Mr. Rogers:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds, including the Domini Social Equity Fund.

As you know, for the past two years we have been the sponsor of a shareholder proposal seeking to establish greater transparency and accountability for Goldman Sachs' political spending.

More than half of the S&P 100 has committed to adopting the model of political transparency and accountability we are seeking. The Conference Board recently issued a Handbook on Corporate Political Activity[1] that thoroughly addresses the risks of unaccountable corporate political spending, and commends full transparency as a best practice.

We commend the company for adopting a policy to avoid making political contributions from the corporate treasury, and to prohibit the use of corporate funds for electioneering communications. The company has determined that these activities are not in Goldman's best interests. We therefore remain concerned that without a system of transparency and accountability covering Goldman's payments to trade associations and other tax exempt entities, Goldman's funds will be used indirectly for these purposes. Unaccountable political spending through conduits, including trade associations, exposes corporate funders to reputational risks, when these activities result in scandals or support unsound public policy measures, and operational risks when these entities succeed in achieving policy ends that are not consistent with their funders' interests.

Indirect political spending presents all of the same risks that led Goldman Sachs to adopt policies prohibiting direct political spending. In fact, these risks may be greater, because the company exercises no control over how these organizations spend its money.

[1] Available at *http://www.conference-board.org/publications/publicationdetail.cfm?publicationid=1867*. I have provided Dane Holmes with a pdf copy of the Handbook.

532 Broadway, 9th Floor | New York, NY 10012-3939 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor



We therefore continue to seek full transparency of Goldman Sachs' political spending through trade associations and other tax-exempt entities. We have had a number of conversations with Dane Holmes about this request, and our request that the company clarify its policy on independent expenditures. We look forward to continuing these discussions, and hope that we will be able to reach an agreement that would allow us to withdraw our proposal prior to the printing of the company's proxy statement.

I am submitting the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Goldman Sachs shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A representative of Domini will present the proposal at the annual meeting. A letter verifying our ownership of Goldman Sachs shares from State Street Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover.

I can be reached at (212) 217-1027 and at *akanzer@domini.com* if you would like to discuss this matter further.

Sincerely,



Adam Kanzer
General Counsel

cc: Mr. Dane Holmes, Director of Investor Relations (by email)

Encl.



Political Contributions Report

Resolved, that the shareholders of Goldman Sachs ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for expenditures made with corporate funds to trade associations and other tax-exempt entities that are used for political purposes ("indirect" political contributions or expenditures).

2. Indirect monetary and non-monetary expenditures used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda.

   The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

Supporting Statement: As long-term shareholders of Goldman Sachs, we support transparency and accountability in corporate political spending. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with sound public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of the company and its shareholders, and may pose risks to both.

Goldman Sachs adopted a policy prohibiting the use of corporate funds for political contributions and electioneering communications. Indirect political spending, however, presents the same risks that led Goldman Sachs to adopt policies prohibiting direct political spending. In fact, these risks may be greater, because the company exercises no control over how these organizations spend its money.

Without disclosure, trade associations and other tax exempt entities often engage in political activities without the knowledge of their corporate funders, and without any oversight. They are free to use corporate funds as they see fit, and potentially at odds with their corporate funders' policies, practices and interests. The proposal therefore asks the Company to disclose all of its payments to trade associations and other tax exempt organizations used for political purposes. More than half of the S&P 100 has committed to adopting the model of political transparency and accountability we are seeking, including Microsoft, American Express and Merck.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical corporate governance reform.

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

December 4, 2009

John F.W. Rogers
Secretary of the Board of Directors
The Goldman Sachs Group, Inc.
85 Broad Street, 30th Floor
New York, NY 10004

Via United Parcel Service

Re: Shareholder Proposal Regarding Corporate Political Contributions

Dear Mr. Rogers:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds, including the Domini Social Equity Fund. The Fund held more than 64,000 shares of the Goldman Sachs Group as of September 30th.

As you know, last year we were the sponsor of a shareholder proposal seeking to establish greater transparency and accountability for Goldman Sachs' political contributions. We commend the company for adopting a policy to avoid making political contributions from the corporate treasury, and I appreciated your assurances at the annual meeting that there were no obstacles to the board receiving and evaluating this information. I also appreciate the candid and ongoing conversations we've had with Dane Holmes.

There are two main components to the proposal we filed last year. The first, which addresses contributions made from corporate funds, was addressed by Goldman's policy. The second, which remains unaddressed, relates to Goldman's contributions to trade associations and other tax exempt entities for political purposes. I understand from Dane that the board is actively considering this request, but has not yet reached a decision. We are therefore submitting a modified proposal focusing on this aspect of our request to preserve our right to bring this issue before shareholders. I continue to hope that we will be able to reach agreement prior to the annual meeting, and look forward to continuing our dialogue.

I am submitting the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Goldman Sachs shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A representative of Domini will present the proposal at the annual meeting. A letter verifying our ownership of Goldman Sachs shares from State Street Bank and Trust, custodian of our Portfolio, is available upon request.

I can be reached at (212) 217-1027 and at *akanzer@domini.com* if you would like to discuss this matter further.

Sincerely,



Adam Kanzer
General Counsel

cc: Mr. Dane Holmes, Director of Investor Relations (by email)

Encl.



Political Contributions Report

Resolved, that the shareholders of Goldman Sachs ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing:

Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code.

The report shall include an accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above.

The report shall be posted on the company's website to reduce costs to shareholders.

Stockholder Supporting Statement

As long-term shareholders of Goldman Sachs, we support transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with sound public policy, in the best interest of the company and its shareholders, and critical for compliance with recent federal ethics legislation. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of the company and its shareholders, and may pose risks to both.

Goldman Sachs adopted a policy that it will not make corporate political contributions, including to so-called 527 organizations. However, the Company does not disclose its political spending through trade associations and other tax-exempt groups.

The Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political contributions, including payments to trade associations and other tax exempt organizations. This would bring our Company in line with a growing number of leading companies, including 44 members of the S&P 100 including Hewlett-Packard, American Express and American Electric Power, that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

Domini

SOCIAL INVESTMENTS®

The Way You Invest Matters®

November 6, 2008

John F.W. Rogers
Secretary of the Board of Directors
The Goldman Sachs Group, Inc.
85 Broad Street, 30th Floor
New York, NY 10004

Via United Parcel Service

Re: Shareholder Proposal Regarding Corporate Political Contributions

Dear Mr. Rogers:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds, including the Domini Social Equity Fund. The Fund held more than 140,000 shares of the Goldman Sachs Group as of July 31, the date of its most recent Annual report.

I am writing to submit the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Goldman Sachs shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A representative of Domini will present the proposal at the annual meeting. A letter verifying our ownership of Goldman Sachs shares from State Street Bank and Trust, custodian of our Portfolio, is available upon request.

We have decided to file this proposal in order to preserve our rights as shareholders. We had a productive discussion with Heather Kennedy Miner on Monday, November 3, and welcome the opportunity to continue these discussions, including the conditions under which we would be willing to withdraw the proposal. I can be reached at (212) 217-1027 and at *akanzer@domini.com*.

Sincerely,



Adam Kanzer
General Counsel

cc: Ms. Heather Kennedy Miner, CFA, Vice President, Investor Relations (by email)

Encl.

Domini Social Investments | 536 Broadway, 7th Floor | New York, NY 10012-3915 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor



Corporate political contributions and trade association payments

Resolved, that the shareholders of Goldman Sachs Group ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

   a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;

   b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

   c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Stockholder Supporting Statement

As long-term investors, Domini Social Investments, the sponsor of this proposal, supports transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations, independent expenditures, and electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with sensible public policy and in the best interest of the company and its shareholders. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of the company and its shareholders.

Relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even corporate management does not know how trade associations use their company's money politically.

As a recipient of taxpayer money in connection with the Federal government's $700 billion financial "bailout" package, our Company is likely to fall under special scrutiny by regulators and the public regarding the use of these funds.

The proposal asks the Company to disclose all of its political contributions, including payments to trade associations and other tax exempt organizations. This would bring our Company in line with a growing number of leading companies, including Pfizer, Aetna and American Electric Power that support political disclosure and accountability and disclose this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Please support this critical governance reform.

Exhibit C

Goldman Sachs Statement on Policy Engagement and Political Participation

Goldman Sachs' ability to generate returns for shareholders is highly dependent on the business environment in which we operate. As a participant in the financial services industry, we are subject to extensive regulation worldwide. As such, we believe that it is our responsibility to understand the regulatory and political environments in which we have a presence, and to advocate policies that foster global economic growth, promote financial stability and improve communities and society.

We believe these advocacy efforts are in our shareholders' best interests, as well as the interests of the broader marketplace. We seek to be a constructive voice in the global financial regulatory reform process and work with regulators and other relevant parties to strengthen the financial system and reduce systemic risk, and to support dynamic, healthy capital markets, entrepreneurship and innovation.

Our ability to participate in the public policy arena is subject to robust regulation at both the federal and state levels; Goldman Sachs has policies and procedures to ensure that the firm is in compliance with all relevant laws, rules and regulations. In addition, our Board is apprised of, and engaged in, the policy issues we focus on and our efforts in this regard.

Political Participation

Goldman Sachs has policies and procedures governing the political activities of the firm, our political action committee and our employees.

Under United States federal law, Goldman Sachs may not contribute corporate funds or make in-kind contributions to candidates for federal office or to national party committees. In addition to federal limits on corporate political action, our political giving at the state and local level in the United States is governed by Municipal Securities Rulemaking Board Rule G-37, SEC Rule 206(4)-5, CFTC Rule 23.451 and applicable state and local restrictions.

Goldman Sachs does not make any political contributions in the United States from corporate funds, including contributions to so-called Section 527 entities or independent expenditure political action committees (Super PACs). We have also voluntarily elected not to spend corporate funds directly on independent expenditures, including electioneering communications, despite the Supreme Court's decision in *Citizens United* entitling corporations to make such expenditures.

Goldman Sachs does not directly support or oppose ballot initiatives. Goldman Sachs, however, could support or oppose ballot initiatives in the future if the initiative would materially and directly impact the interests of the firm and our shareholders. In such instances, we are committed to publicly disclosing these activities.

In accordance with our internal policies, Goldman Sachs employees in the United States are required to submit for review all proposed political contributions (including contributions relating to ballot initiatives) to determine if they are consistent with our policies. Staff in the Office of Government Affairs ("OGA"), Compliance and Legal departments is responsible for the review and approval process.

Goldman Sachs maintains a federal political action committee, which is registered with the Federal Election Commission (the "GS PAC"). The GS PAC is funded in accordance with applicable federal and state law on a voluntary basis by employees of Goldman Sachs and makes contributions on a bipartisan basis in accordance with our contribution policies and in support of our public policy goals. Corporate funds are not contributed to the GS PAC. As required by law, all political contributions accepted or made by the GS PAC are reported to the Federal Election Commission and are publicly available. Goldman Sachs does not maintain state level PACs that make contributions to state and local candidates.

Policy Engagement

Identification of Public Policy Priorities and Advocacy

Goldman Sachs participates in direct advocacy on certain public policy issues that we believe foster global economic growth, promote financial stability and improve communities and society, all of which impact our firm, our clients, capital markets and the general economy.

Staff in OGA is responsible for coordinating our global public policy priorities. Staff in OGA coordinates on an ongoing basis with our business unit leadership and our Compliance and Legal departments to identify legislative and regulatory priorities, both regionally and globally. Staff in OGA vets overall public policy priorities and related advocacy efforts with senior management. In formulating public policy priorities, consideration is given to challenges to our current operations and opportunities for expansion, with a goal of prioritizing public policies that will increase shareholder value and contribute to the success of the firm.

For 2013, our principal public policy priorities are:

- Economic growth – innovation, systemic risk, human capital and employment, taxation, energy, infrastructure improvement and trade promotion
- Robust and liquid capital markets – implementation of financial regulatory reform, market structure regulation, the harmonization of global regulation and policies affecting the financial services industry, including accounting and risk management
- Access to capital – both for significant infrastructure projects and small businesses that create jobs
- Trade and investment – promotion of the rules based trading and investment system through bi-lateral and multilateral agreements

All federal lobbying costs and the issues to which they relate are disclosed in the United States under the Lobbying Disclosure Act, which requires that we file reports on a quarterly basis with the United States Congress; these reports are publicly available at http://www.senate.gov/legislative/Public_Disclosure/LDA_reports.htm. Additionally, our Board's Corporate Governance, Nominating and Public Responsibilities Committee reviews an annual report regarding our lobbying expenditures.

As part of our advocacy program, we may inform our employees, shareholders or vendors/suppliers of legislation or regulation that may impact their interests. We have not structured or facilitated any active "grassroots lobbying" efforts to date; however, if we do so, we commit to publicly disclosing related expenditures as part of the reports we file under the Lobbying Disclosure Act.

Trade Associations

As part of our engagement in the public policy process, we participate in a number of trade organizations and industry groups, such as the Securities Industry Financial Markets Association (SIFMA), Council of Institutional Investors (CII) and American Bankers Association (ABA).

We make payments to these organizations and groups, including membership fees and dues. We instruct these organizations and groups not to use our funds for any election-related activity at the federal, state or local levels, including contributions and expenditures (including independent expenditures) in support of, or opposition to, any candidate for any office, ballot initiative campaign, political party, committee, or PAC.

Staff in the OGA, Compliance and Legal departments reviews and approves these memberships to ensure that they are consistent with relevant public policy objectives; however, because these associations are supported by, and represent, many other companies and groups, there may be instances where an association's positions on certain issues may diverge from our views.

A comprehensive report on our memberships, including membership fees and dues paid in excess of $30,000, is reviewed by our Executive Vice President, Chief of Staff and Secretary to the Board and by our Board's Corporate Governance, Nominating and Public Responsibilities Committee on an annual basis. Dues attributable to lobbying by United States trade associations are included in the quarterly reports we file pursuant to the Lobbying Disclosure Act, which are available at http://www.senate.gov/legislative/Public_Disclosure/LDA_reports.htm.